Exhibit 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Orbitz Worldwide, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income/ (loss), cash flows, and shareholders’ equity/(deficit) for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Orbitz Worldwide, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 6, 2014

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2013	2012	2011
Net revenue	$847,003	$778,796	$766,819
Cost and expenses:
Cost of revenue	154,403	147,840	139,390
Selling, general and administrative	280,418	260,253	270,617
Marketing	292,470	252,993	241,670
Depreciation and amortization	55,110	57,046	60,540
Impairment of goodwill and intangible assets	—	321,172	49,891
Impairment of property and equipment and other assets	2,636	1,417	—

Total operating expenses	785,037	1,040,721	762,108

Operating income/(loss)	61,966	(261,925)	4,711
Other income/(expense):
Net interest expense	(43,786)	(36,599)	(40,488)
Other income/(expense)	(18,100)	(41)	551

Total other expense	(61,886)	(36,640)	(39,937)

Income/(loss) before income taxes	80	(298,565)	(35,226)
Provision/(benefit) for income taxes	(165,005)	3,173	2,051

Net income/(loss)	$165,085	$(301,738)	$(37,277)

Net income/(loss) per share - basic:
Net income/(loss) per share	$1.53	$(2.86)	$(0.36)

Weighted-average shares outstanding	107,952,327	105,582,736	104,118,983

Net income/(loss) per share - diluted:
Net income/(loss) per share	$1.46	$(2.86)	$(0.36)

Weighted-average shares outstanding	113,072,679	105,582,736	104,118,983

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Net income/(loss)	$165,085	$(301,738)	$(37,277)
Other comprehensive income/(loss) (a):
Currency translation adjustment	7,802	(7,147)	(1,273)
Unrealized gain/(loss) on floating to fixed interest rate swaps (net of tax of $2,558, $0, and $0)	(2,282)	311	2,329

Other comprehensive income/(loss)	5,520	(6,836)	1,056

Comprehensive income/(loss)	$170,605	$(308,574)	$(36,221)

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$117,385	$130,262
Accounts receivable (net of allowance for doubtful accounts of $1,186 and $903, respectively)	82,599	75,789
Prepaid expenses	17,113	11,018
Due from Travelport, net	12,343	5,617
Other current assets	13,862	3,072

Total current assets	243,302	225,758
Property and equipment (net of accumulated depreciation of $334,720 and $297,618)	116,145	132,544
Goodwill	345,388	345,388
Trademarks and trade names	90,398	90,790
Other intangible assets, net	89	830
Deferred income taxes, non-current	160,637	6,773
Restricted cash	118,761	24,485
Other non-current assets	32,966	7,746

Total Assets	$1,107,686	$834,314

Liabilities and Shareholders’ Equity/(Deficit)
Current liabilities:
Accounts payable	$16,432	$21,485
Accrued merchant payable	337,308	268,589
Accrued expenses	145,778	118,329
Deferred income	40,616	34,948
Term loan, current	13,500	24,708
Other current liabilities	4,324	5,365

Total current liabilities	557,958	473,424
Term loan, non-current	429,750	415,322
Tax sharing liability	61,518	70,912
Other non-current liabilities	16,738	17,319

Total Liabilities	1,065,964	976,977

Commitments and contingencies (see Note 9)
Shareholders’ Equity/(Deficit):
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 108,397,627 and 105,119,044 shares issued, respectively	1,084	1,051
Treasury stock, at cost, 25,237 shares held	(52)	(52)
Additional paid-in capital	1,055,213	1,041,466
Accumulated deficit	(1,017,539)	(1,182,624)
Accumulated other comprehensive income/(loss) (net of accumulated tax benefit of $0 and $2,558, respectively)	3,016	(2,504)

Total Shareholders’ Equity/(Deficit)	41,722	(142,663)

Total Liabilities and Shareholders’ Equity/(Deficit)	$1,107,686	$834,314

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Operating activities:
Net income/(loss)	$165,085	$(301,738)	$(37,277)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	55,110	57,046	60,540
Impairment of goodwill and intangible assets	—	321,172	49,891
Impairment of property and equipment and other assets	2,636	1,417	—
Amortization of unfavorable contract liability	(3,580)	(6,717)	(1,678)
Non-cash net interest expense	14,959	13,251	15,008
Deferred income taxes	(167,479)	869	767
Stock compensation	12,913	7,566	8,521
Changes in assets and liabilities:
Accounts receivable	(7,906)	(12,549)	(7,073)
Due from Travelport, net	(6,735)	(1,624)	12,960
Accounts payable, accrued expenses and other current liabilities	20,209	(5,549)	20,738
Accrued merchant payable	66,814	28,065	1,358
Deferred income	5,130	8,429	(2,291)
Other	(3,913)	(2,579)	(3,618)

Net cash provided by operating activities	153,243	107,059	117,846

Investing activities:
Property and equipment additions	(39,302)	(47,026)	(44,059)
Changes in restricted cash	(93,965)	(16,812)	(3,471)

Net cash used in investing activities	(133,267)	(63,838)	(47,530)

Financing activities:
Payments on and retirement of term loans	(896,780)	(32,183)	(19,808)
Issuance of long-term debt, net of issuance costs	877,718	—	—
Employee tax withholdings related to net share settlements of equity-based awards	(6,472)	(2,179)	(1,628)
Proceeds from exercise of employee stock options	7,340	—	—
Payments on tax sharing liability	(16,765)	(15,408)	(8,847)
Payments on note payable	—	(231)	(228)

Net cash used in financing activities	(34,959)	(50,001)	(30,511)

Effects of changes in exchange rates on cash and cash equivalents	2,106	871	(856)

Net increase/(decrease) in cash and cash equivalents	(12,877)	(5,909)	38,949
Cash and cash equivalents at beginning of year	130,262	136,171	97,222

Cash and cash equivalents at end of year	$117,385	$130,262	$136,171

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Supplemental disclosure of cash flow information:
Income tax payments, net	$1,454	$1,170	$1,342
Cash interest payments	$29,402	$26,635	$26,613
Non-cash investing activity:
Capital expenditures incurred not yet paid	$3,786	$2,309	$447

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(in thousands, except share data)

					Additional Paid in Capital		Accumulated Other Comprehensive Income/(Loss)		Total Shareholders’ Equity/ (Deficit)
	Common Stock		Treasury Stock			Accumulated Deficit	Interest Rate Swaps	Foreign Currency Translation
	Shares	Amount	Shares	Amount
Balance at January 1, 2011	102,368,097	$1,023	(25,237)	$(52)	$1,029,215	$(843,609)	$(358)	$3,634	$189,853
Net loss	—	—	—	—	—	(37,277)	—	—	(37,277)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	6,893	—	—	—	6,893
Common shares issued upon vesting of restricted stock units	1,446,672	15	—	—	(15)	—	—	—	—
Other comprehensive income/ (loss)	—	—	—	—	—	—	2,329	(1,273)	1,056

Balance at December 31, 2011	103,814,769	1,038	(25,237)	(52)	1,036,093	(880,886)	1,971	2,361	160,525
Net loss	—	—	—	—	—	(301,738)	—	—	(301,738)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	5,386	—	—	—	5,386
Common shares issued upon vesting of restricted stock units	1,304,275	13	—	—	(13)	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	—	—	311	(7,147)	(6,836)

Balance at December 31, 2012	105,119,044	$1,051	(25,237)	(52)	1,041,466	(1,182,624)	2,282	(4,786)	(142,663)
Net income	—	—	—	—	—	165,085	—	—	165,085
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	6,440	—	—	—	6,440
Common shares issued upon vesting of restricted stock units	1,517,989	15	—	—	(15)	—	—	—	—
Common shares issued upon lapse of restrictions on deferred stock units	314,865	4			(4)				—
Common shares issued upon exercise of stock options	1,445,729	14			7,326				7,340
Other comprehensive income/(loss)	—	—	—	—	—	—	(2,282)	7,802	5,520

Balance at December 31, 2013	108,397,627	$1,084	(25,237)	$(52)	$1,055,213	$(1,017,539)	$—	$3,016	$41,722

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of the Business

Orbitz, Inc. (“Orbitz”) was established in early 2000 by American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). In November 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), whose online travel distribution businesses included the HotelClub and RatesToGo brands (collectively referred to as “HotelClub”) and the CheapTickets brand. In February 2005, Cendant acquired ebookers Limited, an international online travel brand which currently has operations in 12 countries throughout Europe (“ebookers”).

On August 23, 2006, Travelport Limited (“Travelport”), which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise Orbitz Worldwide, Inc., was acquired by affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures. We refer to this acquisition as the “Blackstone Acquisition.”

Orbitz Worldwide, Inc. was incorporated in Delaware on June 18, 2007 and was formed to be the parent company of the business-to-consumer travel businesses of Travelport, including Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses. We are the registrant as a result of the completion of the initial public offering (the “IPO”) of 34,000,000 shares of our common stock on July 25, 2007. On April 15, 2013, following the completion of the Travelport refinancing plan (the “Travelport Refinancing”), Orbitz Worldwide, Inc. is no longer a “controlled company” as defined in Section 303A of the New York Stock Exchange listing rules. At December 31, 2013 and 2012, Travelport and investment funds that own and/or control Travelport’s ultimate parent company beneficially owned approximately 48% and 53% of our outstanding common stock, respectively.

Orbitz Worldwide, Inc. is a global online travel company (“OTC”) that uses innovative technology to enable leisure and business travelers to research, plan and book a broad range of travel products and services. Our brand portfolio includes Orbitz and CheapTickets in the Americas; ebookers in Europe; and HotelClub and RatesToGo based in Australia, which have operations globally (collectively referred to as “HotelClub”). We also own and operate Orbitz for Business, a corporate travel company, and Orbitz Partner Network group, which delivers private label travel solutions to a broad range of partners. We provide customers with the ability to book a wide array of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, rail tickets, travel insurance and destination services such as ground transportation, event tickets and tours.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses, collectively doing business as Orbitz Worldwide, Inc. These entities became wholly-owned subsidiaries of ours as part of an intercompany restructuring that was completed on July 18, 2007 in connection with the IPO. Prior to the IPO, these entities had operated as indirect, wholly-owned subsidiaries of Travelport.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of our consolidated financial statements and related notes in conformity with GAAP requires us to make certain estimates and assumptions. Our estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to matters that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our significant estimates include elements of revenue recognition, the realization of deferred tax assets, amounts that may be due under the tax sharing agreement, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, costs to be capitalized as well as the useful life of capitalized software, and contingent liabilities, including taxes related to hotel occupancy. Actual amounts may differ from these estimates.

Foreign Currency Translation

Balance sheet accounts of our operations outside of the United States are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive income (loss) in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in our consolidated statements of operations.

Revenue Recognition

We recognize revenue when it is earned and realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. We have two primary types of contractual arrangements with our vendors, which we refer to herein as the “merchant” and “retail” models. Under both the merchant and retail models, we record revenue earned net of all amounts paid to our suppliers.

We provide customers the ability to book air travel, hotels, car rentals and other travel products and services through our various websites. These travel products and services are made available to our customers for booking on a stand-alone basis or as part of a vacation package.

Under the merchant model, we generate revenue for our services based on the difference between the total amount the customer pays for the travel product and the negotiated net rate plus estimated taxes that the supplier charges us for that product. Customers generally pay us for reservations at the time of booking. Initially, we record these customer receipts as accrued merchant payables and either deferred income or net revenue, depending on the travel product. In the merchant model: we do not take on credit risk with the customer since we are paid via a credit card processor while the cardholder’s issuing bank collects funds from the customer. However we are subject to charge-backs and fraud risk which we monitor closely; we have the ability to determine the price; we are not responsible for the actual delivery of the flight, hotel room or car rental; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier. Transaction related taxes are recorded net of any amounts received from customers.

We recognize net revenue under the merchant model when we have no further obligations to the customer. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. The timing of revenue recognition is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.

We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This results in an increase in net revenue and a decrease to the accrued merchant payable.

Under the retail model, we pass reservations booked by our customers to the travel supplier for a commission. In the retail model: we do not take on credit risk with the customer; we are not the primary obligor with the customer; we have no latitude in determining pricing; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the retail model when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer. For air transactions, this is at the time of booking. For hotel transactions and car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively, net of an allowance for cancelled reservations. The timing of recognition is different for retail hotel and retail car transactions than for retail air travel

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

because unlike air travel where the reservation is secured by a customer’s credit card at booking, car rental bookings and hotel bookings are not secured by a customer’s credit card until the pick-up date and check-in date, respectively. Allowances for cancelled reservations primarily relate to cancellations that do not occur through our websites, but instead occur directly through the supplier of the travel product. The amount of the allowance is determined based on our historical experience. The majority of commissions earned under the retail model are based upon contractual agreements.

Vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a vacation package may include a combination of air travel, hotel and car rental reservations. We recognize net revenue for the entire package when the customer uses the reservation, which generally occurs on the same day for each travel product included in the vacation package.

Under both the merchant and retail models, we may, depending upon the brand and the travel product, charge our customers a service fee for booking their travel reservation. We recognize revenue for service fees at the time we recognize the net revenue for the corresponding travel product. We also may receive override commissions from suppliers if we meet certain contractual volume thresholds. These commissions are recognized when the amount of the commissions becomes fixed or determinable, which is generally upon notification by the respective travel supplier.

We utilize global distribution systems (“GDS”) services provided by Galileo, Worldspan and Amadeus IT Group. Under our GDS service agreements, we earn revenue in the form of an incentive payment for air, car and hotel segments that are processed through a GDS. Revenue is recognized for these incentive payments at the time the travel reservation is processed through the GDS, which is generally at the time of booking.

The Company issues credits in the form of points related to its loyalty programs. The value of points earned by loyalty program members is included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned, based on the percentage of points that are projected to be redeemed.

The Company issued credits in the form of loyalty points related to a consumer price protection program. Prior to August 2012 the Company paid cash under this program. The Company reduced revenue when the liability was identified whether paid in points or cash. In the fourth quarter of 2013, the Company discontinued the program. Also in the fourth quarter of 2013, the Company determined it had sufficient history to determine the number of points under the program that will not be redeemed and we recorded an immaterial adjustment to the liability.

We also generate other revenue, which is primarily composed of revenue from advertising, including sponsoring links on our websites, and travel insurance. Advertising revenue is derived primarily from the delivery of advertisements on our websites and is recognized either at the time of display of each individual advertisement, or ratably over the advertising delivery period, depending on the terms of the advertising contract. Revenues generated from sponsoring links are recognized upon notification from the alliance partner that a transaction has occurred. Travel insurance revenue is recognized when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer, which for travel insurance is at the time of booking.

Cost of Revenue

Cost of revenue is primarily composed of direct costs incurred to generate revenue, including costs to operate our customer service call centers, credit card processing fees and other costs, which include customer refunds and charge-backs, connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume.

Marketing Expense

Marketing expense is primarily composed of online marketing costs, such as search and banner advertising and affiliate commissions, and offline marketing costs, such as television, radio and print advertising. Online advertising expense is recognized based on the terms of the individual agreements, based on the ratio of actual impressions to contracted impressions, pay-per-click, or on a straight-line basis over the term of the contract. Offline marketing expense is recognized in the period in which it is incurred. Our online marketing costs are significantly greater than our offline marketing costs.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Our provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the combined federal and state or foreign effective tax rates that are applicable to us in a given year. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in our estimate of future taxable income may require an increase or decrease to the valuation allowance.

Derivative Financial Instruments

We measure derivatives at fair value and recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For our derivatives designated as fair value hedges, if any, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For our derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We manage interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. As of December 31, 2013 we had two interest rate swaps outstanding that will substantially convert $200.0 million of the term loan facility from a variable to a fixed interest rate once they become effective (see Note 12 - Derivative Financial Instruments). We will pay a fixed interest rate on the notional amount and in exchange receive a variable interest rate based on the one-month LIBOR rate.

We have entered into foreign currency contracts to manage exposure to changes in foreign currencies associated with receivables, payables and intercompany transactions. These foreign currency contracts did not qualify for hedge accounting treatment. As a result, the changes in fair values of the foreign currency contracts were recorded in selling, general and administrative expense in our consolidated statements of operations.

We do not enter into derivative instruments for speculative or trading purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk or foreign currency risk exposure that they are designated to hedge. Hedges that qualify for hedge accounting are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under our interest rate swaps are included in interest expense as incurred or earned.

Concentration of Credit Risk

Our cash and cash equivalents and foreign exchange contracts are potentially subject to concentration of credit risk. We maintain cash and cash equivalent balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits or that are deposited in foreign institutions.

Additionally, we employ forward foreign exchange contracts to hedge our exposure to foreign currency fluctuations. At the maturity of these forward contracts, the counterparties are obligated to pay settlement values.

Cash and Cash Equivalents

We consider cash and highly liquid investments, such as money market funds, with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Doubtful Accounts

Our accounts receivable are reflected in our consolidated balance sheets net of an allowance for doubtful accounts. We provide for estimated bad debts based on our assessment of our ability to realize receivables, considering historical collection experience, the general economic environment and specific customer information. When we determine that a receivable is not collectible, the account is charged to expense in our consolidated statements of operations. Bad debt expense is recorded in selling, general and administrative expense in our consolidated statements of operations. We recorded bad debt expense of $0.6 million and $0.3 million for the years ended December 31, 2013 and 2011, respectively. Bad debt expense was not significant for the year ended December 31, 2012.

Property and Equipment, Net

Property and equipment is recorded at cost, net of accumulated depreciation. We depreciate property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life
Leasehold improvements	Shorter of asset’s useful life or non-cancellable lease term
Capitalized software	3 - 10 years
Furniture, fixtures and equipment	3 - 7 years

We capitalize the costs of software developed for internal use when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Depreciation commences when the software is placed into service.

We evaluate the recoverability of the carrying value of our long-lived assets, including property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be fully recoverable. This analysis is performed by comparing the carrying values of the assets to the expected undiscounted future cash flows to be generated from these assets, including estimated sales proceeds when appropriate. If this analysis indicates that the carrying value of an asset is not recoverable, the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations.

Goodwill, Trademarks and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the underlying assets acquired and liabilities assumed in the acquisition of a business. We assign goodwill to reporting units that are expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization.

Our indefinite-lived intangible assets include our trademarks and trade names, which are not subject to amortization. Our finite-lived intangible assets primarily include our customer and vendor relationships and are amortized over their estimated useful lives, generally 4 to 8 years, using the straight-line method. Our intangible assets relate to the acquisition of entities accounted for using the purchase method of accounting and are estimated by management based on the fair value of assets received.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets as of December 31.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge in our consolidated statements of operations.

For purposes of goodwill impairment testing, we estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

We assess our trademarks and trade names for impairment by comparing their carrying values to their estimated fair values. Impairment exists when the estimated fair value of the trademark or trade name is less than its carrying value. If impairment exists, then the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations. We use an income based valuation approach to estimate fair values of the relevant trademarks and trade names.

Restricted Cash

In order to collateralize letters of credit and similar instruments, as well as for other general business purposes, we have funds deposited as restricted cash.

Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz initial public offering in December 2003 (“Orbitz IPO”). As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

We use discounted cash flows in calculating and recognizing the tax sharing liability. We review the calculation of the tax sharing liability on a quarterly basis and make revisions to our estimated timing of payments when appropriate. We also assess whether there are any significant changes, such as changes in the amount of payments and tax rates that could materially affect the present value of the tax sharing liability. Although the expected gross remaining payments that may be due under this agreement were $107.1 million as of December 31, 2013, the timing and amount of payments may change. Any changes in timing of payments are recognized prospectively as accretions to the tax sharing liability in our consolidated balance sheets and non-cash interest expense in our consolidated statements of operations. Any changes in the estimated amount of payments are recognized in selling, general and administrative expense in our consolidated statements of operations.

Equity-Based Compensation

We measure equity-based compensation cost at fair value and recognize the corresponding compensation expense over the service period during which awards are expected to vest. Performance-based compensation is amortized on a graded basis over the requisite service period of each vesting tranche. We include equity-based compensation in selling, general and administrative expense in our consolidated statements of operations. The fair value of restricted stock and restricted stock units is determined based on the average of the high and low price of our common stock on the date of grant. The fair value of stock options is determined on the date of grant using the Black-Scholes valuation model. The amount of equity-based compensation expense recorded each period is net of estimated forfeitures based on historical forfeiture rates.

Hotel Occupancy Taxes

Some states and localities impose a tax on the use or occupancy of hotel accommodations (“hotel occupancy tax”). Generally, hotels collect hotel occupancy tax based on the amount of money they receive for renting their hotel rooms and remit the tax to the appropriate taxing authorities. Using the travel services our websites offer, customers are able to make hotel room reservations. While applicable tax laws vary among different taxing jurisdictions, we generally believe that these laws do not require us to collect and remit hotel occupancy tax on the compensation that we receive for our travel services. Some tax authorities have initiated lawsuits or administrative proceedings asserting that we are required to collect and remit hotel occupancy tax on the amount of money we receive from customers for facilitating their reservations. The ultimate resolution of these lawsuits and proceedings in all jurisdictions cannot be determined at this time. We establish an accrual for legal proceedings (tax or otherwise) when we determine that a loss is both probable and can be reasonably estimated. See Note 9 - Commitments and Contingencies.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11- Balance Sheet (Topic 210) containing new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB issued ASU 2013-01- Balance Sheet (Topic 210) clarifying the scope of disclosures about offsetting assets and liabilities. The guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption ASU 2011-11 and 2013-01 did not have an effect on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report their corresponding effect(s) on net income. The adoption of this guidance did not have an effect on our consolidated financial position, results of operations, or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, to improve consistency of financial statement presentation. The guidance states that any unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We expect that this guidance will impact the presentation of our consolidated balance sheet by requiring us to present a deferred tax asset and deferred tax liability on a stand-alone and gross basis as opposed to net basis, as has been done historically.

3. Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2013	December 31, 2012
	(in thousands)
Capitalized software	$336,376	$322,466
Furniture, fixtures and equipment	83,800	81,516
Leasehold improvements	14,047	13,873
Construction in progress	16,642	12,307

Gross property and equipment	450,865	430,162
Less: accumulated depreciation	(334,720)	(297,618)

Property and equipment, net	$116,145	$132,544

We recorded depreciation expense related to property and equipment in the amount of $54.4 million, $55.3 million and $57.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

There were no assets subject to capital leases at December 31, 2013 or 2012.

As a result of our decision during the first quarter of 2013 to exit the Away Network business, we recorded a $2.6 million non-cash charge to impair property and equipment associated with that business. This charge was included in Impairment of property and equipment and other assets in our consolidated statement of operations.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012, net of accumulated impairment of $530,714	$647,300
Impairment	(301,912)

Balance at December 31, 2012, net of accumulated impairment of $832,626	345,388

Balance at December 31, 2013, net of accumulated impairment of $832,626	$345,388

Trademarks and trade names, which are not subject to amortization, totaled $90.4 million and $90.8 million as of December 31, 2013 and 2012.

Impairment of Goodwill and Trademarks and Trade Names

We estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of December 31. We use the income based approach to estimate the fair value of our reporting units that have goodwill balances and use the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also consider our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions we use in determining the estimated fair value of our reporting units are the terminal growth rates, forecasted cash flows and the discount rates.

At December 31 we used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names and compared those estimates to the respective carrying values. The key assumptions we use in determining the estimated fair value of our trademarks and trade names are the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment is required to select these inputs based on observed market data.

2013

As of the year ended December 31, 2013, we performed our annual impairment test of goodwill, trademarks and trade names. In connection with our annual impairment test as of December 31, 2013, no impairment was identified as the fair value of the reporting units exceeded the carrying value.

2012

As of the year ended December 31, 2012, we performed our annual impairment test of goodwill, trademarks and trade names.

In connection with our annual impairment test as of December 31, 2012, and as a result of lower than expected performance and future cash flows for the Americas reporting unit, we recorded a non-cash impairment charge of $319.5 million during the year ended December 31, 2012, of which $301.9 million was related to the goodwill of the Americas reporting unit and $17.6 million was related to the trademarks and trade names associated with Orbitz and CheapTickets. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

2011

During the year ended December 31, 2011, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2011 and December 31, 2011.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of October 1, 2011. We used the income based approach to estimate the fair value of our reporting units that had goodwill balances and used the

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also considered our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2011 and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test as of October 1, 2011, and as a result of lower than expected performance and future cash flows for Orbitz and HotelClub, we recorded a non-cash impairment charge of $49.9 million during the year ended December 31, 2011, of which $29.8 million was related to the goodwill of HotelClub and $20.1 million was related to the trademarks and trade names associated with Orbitz and HotelClub. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

During the year ended December 31, 2011, we changed our annual testing date from October 1 to December 31. In connection with our annual impairment test as of December 31, 2011, which utilized the same approach as our October 1, 2011 analysis, no further impairment was identified.

Finite-Lived Intangibles

Finite-lived intangible assets consisted of the following:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)			(in thousands)
Vendor relationships	$4,693	$(4,604)	$89	$5,447	$(4,617)	$830

Total finite-lived intangible assets	$4,693	$(4,604)	$89	$5,447	$(4,617)	$830

In 2012, we recorded a non-cash impairment charge of $1.6 million related to finite-lived intangible assets. This charge was included in impairment of goodwill and intangible assets in our consolidated statements of operations. There are no significant finite-lived intangible assets remaining.

For the years ended December 31, 2013, 2012 and 2011, we recorded amortization expense related to finite-lived intangible assets in the amount of $0.7 million, $1.7 million and $3.5 million, respectively. These amounts were included in depreciation and amortization expense in our consolidated statements of operations.

The estimated amortization expense related to our finite-lived intangible assets will be less than $0.1 million and $0.0 million for the years ended December 31, 2014 and 2015, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2013	December 31, 2012
	(in thousands)
Advertising and marketing	$37,612	$30,530
Tax sharing liability (see Note 7)	18,673	15,226
Employee costs	33,315	13,026
Contract exit costs (a)	11,371	10,939
Professional fees	10,294	10,425
Customer service costs	7,020	9,906
Technology costs	7,142	7,017
Customer refunds	5,669	5,383
Customer incentive costs	6,974	4,704
Unfavorable contracts (see Note 8)	—	3,580
Airline rebates	3,323	3,428
Other	4,385	4,165

Total accrued expenses	$145,778	$118,329

(a)	In connection with the early termination of an agreement with Trilegiant Corporation (now Affinion Group) in 2007, we accrued termination payments for the period from January 1, 2008 to December 31, 2016. At December 31, 2013 and 2012, the liability’s carrying value of $11.7 million was included in our consolidated balance sheets, $11.4 million of which was included in accrued expenses and $0.3 million of which was included in other non-current liabilities at December 31, 2013, and $10.9 million of which was included in accrued expenses and $0.8 million of which was included in other non-current liabilities at December 31, 2012.

6. Term Loan and Revolving Credit Facility

On March 25, 2013, we entered into a $515.0 million senior secured credit agreement composed of a $65.0 million revolving credit facility maturing September 25, 2017 (the “Revolver”) and $450.0 million in term loans. We used $400.0 million of proceeds from the term loans, along with cash on hand, to repay the balance outstanding under the 2007 Credit Agreement (described below) and to pay certain fees and expenses incurred in connection with the $515.0 million senior secured credit agreement. In addition, $50.0 million of proceeds from the term loans were placed in restricted accounts to cash collateralize certain letters of credit and similar instruments and are included in restricted cash on our Consolidated Balance Sheet. Term loans included under the $515.0 million senior secured credit agreement were refinanced and amended on May 24, 2013 (“the Amendment”).

Following the Amendment, the $515.0 million senior secured credit facility (the “Credit Agreement”) consists of a $100.0 million term loan (“Tranche B Term Loan”) maturing September 25, 2017, a $350.0 million term loan (“Tranche C Term Loan”) maturing March 25, 2019 (collectively, the “Term Loans”) and the Revolver.

The Amendment provides for the Tranche B Term Loan in an aggregate principal amount of $100.0 million, reduced from $150.0 million before the Amendment, and the Tranche C Term Loan in an aggregate principal amount of $350.0 million, increased from $300.0 million before the Amendment. Net proceeds from the Amendment were used to refinance the term loans previously issued on March 25, 2013 in their entirety. The Amendment reduced the interest rates on the Tranche B and Tranche C Term Loans by 2.50% per annum and 2.00% per annum, respectively, or, to the extent that the Eurocurrency Rate floor is applicable, 2.75% per annum and 2.25% per annum, respectively. The interest rate on both tranches may be reduced by an additional 0.25% depending on the senior secured leverage ratio (as defined in the Amendment). In addition, the Eurocurrency Rate floor has been reduced by 0.25%, from 1.25% per annum to 1.00% per annum.

Term Loan

The Tranche B Term Loan bears interest at a variable rate, at our option, of the Eurocurrency Rate plus a margin of

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.50% per annum, or the Base Rate plus 2.50% per annum. The Tranche C Term Loan bears interest at a variable rate, at our option, of the Eurocurrency Rate plus 4.75% per annum or the Base Rate plus 3.75% per annum. The Eurocurrency Rate is equal to the LIBOR rate as determined by the British Bankers Association (adjusted for any applicable statutory reserves as defined in the Credit Agreement) and with respect to the Term Loans shall not be less than 1.00% per annum. The Base Rate for any day is equal to the greater of (a) the Fed Funds Rate in effect plus 0.50%, (b) the Credit Suisse AG prime rate, and (c) the one-month Eurocurrency Rate.

The Tranche B and Tranche C Term Loans are payable in quarterly installments of $2.5 million and $0.875 million, respectively, beginning September 30, 2013, with the final installment of the remaining outstanding balance due at the applicable maturity date with respect to such Term Loans. In addition, we are required, subject to certain exceptions, to make payments on the Term Loans (a) annually in the first quarter of each fiscal year in an amount of 50% (which percentage will be reduced to 25% and 0% subject to achieving certain first lien leverage ratios) of the prior year’s excess cash flow, as defined in the Credit Agreement, (b) in an amount of 100% of net cash proceeds from asset sales subject to certain reinvestment rights and (c) in an amount of 100% of net cash proceeds of any issuance of debt other than debt permitted to be incurred under the Credit Agreement. Due to seasonality, there is no excess cash flow payment required to be made from our excess cash flow in the first quarter of 2014 for the period July 1, 2013 to December 31, 2013. The potential amount of prepayment from excess cash flow that may be required beyond the first quarter of 2014 is not reasonably estimable as of December 31, 2013.

The changes in the Term Loan during the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012 (current and non-current)	$472,213
Payment from excess cash flow under the 2007 Credit Agreement	(32,183)

Balance at December 31, 2012 (current and non-current)	440,030

Payment from excess cash flow under the 2007 Credit Agreement	(24,708)
Repayment of term loan under the 2007 Credit Agreement	(415,322)

Balance per 2007 Credit Agreement	—

Proceeds from issuance of term loans	450,000
Prepayment of term loans pursuant to the Amendment	(450,000)
Proceeds from issuance of Term Loans pursuant to the Amendment	450,000
Scheduled principal payments of Term Loans	(6,750)

Balance at December 31, 2013 (current and non-current)	$443,250

At December 31, 2013, the Term Loans had a variable interest rate based on LIBOR rates, resulting in a weighted-average interest rate of 5.48%, excluding the impact of the amortization of debt issuance costs and interest rate swaps (see Note 12 - Derivative Financial Instruments).

The table below shows the aggregate maturities of the Term Loans over the remaining term of the Credit Agreement, excluding any mandatory prepayments that could be required under the Term Loans.

Year	(in thousands)
2014	$13,500
2015	13,500
2016	13,500
2017	68,500
2018	3,500
Thereafter	330,750

Total	$443,250

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revolver

The Revolver provides for borrowings and letters of credit up to $65.0 million, through which our revolving lenders have agreed to issue up to $55.0 million in letters of credit. The Revolver bears interest at a variable rate, at our option, of the Eurocurrency Rate plus a margin of 5.50% per annum or the Base Rate plus a margin of 4.50% per annum. The margin is subject to step down by 0.25% per annum based on our total leverage ratio, as defined in the Credit Agreement. We pay a letter of credit fee in the amount of the Eurocurrency Rate on all outstanding letters of credit and we incur a facility fee of 0.50% per annum on all loans, letters of credit and any unused amounts on the Revolver. At December 31, 2013, there were no outstanding borrowings or letters of credit issued under the Revolver.

Credit Agreement Terms

The Term Loan and Revolver are both secured by substantially all of our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale/leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Credit Agreement requires us to maintain a minimum cash interest coverage ratio and not to exceed a maximum first lien leverage ratio, each as defined in the Credit Agreement. The minimum cash interest coverage ratio that we are required to maintain for the term of the Credit Agreement is 2.5 to 1. The maximum first lien leverage ratio that we were required not to exceed was 4.25 to 1 at December 31, 2013. As of December 31, 2013, we were in compliance with all financial covenants of the Credit Agreement.

We incurred an aggregate of $16.7 million of debt issuance costs to obtain the Credit Agreement in March 2013 ($16.2 million remained unamortized at the time of the Amendment) and a $4.5 million prepayment penalty in connection with the Amendment. Due to the nature and terms of the Amendment, $18.1 million of unamortized fees and the prepayment penalty were expensed at the time of the Amendment and are included in other expense in our Condensed Consolidated Statements of Operations. We incurred an aggregate of $2.1 million of additional debt issuance costs in connection with the Amendment, which are included in Other non-current assets on the Consolidated Balance Sheet. The capitalized debt issuance costs are amortized to interest expense over the contractual terms of the Term Loans and Revolver.

2007 Credit Agreement

On March 25, 2013, we used proceeds from the issuance of term loans and existing cash on hand to pay in full the amount outstanding relating to the $685.0 million senior secured credit agreement entered into on July 25, 2007 (the “2007 Credit Agreement”), which included a term loan facility and a revolving credit facility. Upon repayment, the 2007 Credit Agreement was terminated and there are no borrowings or letters of credit outstanding.

7. Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz IPO in December 2003. As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period while the tax sharing agreement is in effect, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

As of December 31, 2013, the estimated remaining payments that may be due under this agreement were approximately $107.1 million. We estimated that the net present value of our obligation to pay tax benefits to the Founding Airlines was $80.2 million and $86.1 million at December 31, 2013 and 2012, respectively. This estimate was based upon certain assumptions,

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including our future taxable income, the tax rate, the timing of tax payments, current and projected market conditions, and the applicable discount rate, all of which we believe are reasonable. These assumptions are inherently uncertain, however, and actual amounts may differ from these estimates.

The changes in the tax sharing liability for the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012 (current and non-current)	$88,990
Accretion of interest expense	12,556
Cash payments	(15,408)

Balance at December 31, 2012 (current and non-current)	86,138
Accretion of interest expense	10,818
Cash payments	(16,765)

Balance at December 31, 2013 (current and non-current)	$80,191

Based upon the estimated timing of future payments we expect to make, the current portion of the tax sharing liability of $18.7 million and $15.2 million was included in accrued expenses in our consolidated balance sheets at December 31, 2013 and 2012, respectively. The long-term portion of the tax sharing liability of $61.5 million and $70.9 million was reflected as the tax sharing liability in our consolidated balance sheets at December 31, 2013 and 2012, respectively. Our estimated payments under the tax sharing agreement are as follows:

Year	(in thousands)
2014	$20,143
2015	21,475
2016	26,425
2017	32,234
2018	6,864

Total	$107,141

8. Unfavorable Contracts

In December 2003, we entered into amended and restated airline charter associate agreements (“Charter Associate Agreements”) with the Founding Airlines as well as US Airways (collectively, the “Charter Associate Airlines”). These agreements pertained to our Orbitz business, which was owned by the Founding Airlines at the time we entered into the agreements. Under each Charter Associate Agreement, the Charter Associate Airline agreed to provide Orbitz with information regarding the airline’s flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information was provided to the airline’s own website or to a website branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. The agreements also provided Orbitz with nondiscriminatory access to seat availability for published fares, as well as marketing and promotional support. Under each agreement, the Charter Associate Airline provided us with agreed upon transaction payments when consumers booked air travel on the Charter Associate Airline on Orbitz.com.

Under the Charter Associate Agreements, we paid a portion of the GDS incentive revenue we earned from Worldspan back to the Charter Associate Airlines in the form of a rebate. The rebate payments were required when airline tickets for travel on a Charter Associate Airline were booked through our Orbitz.com and OrbitzforBusiness.com websites utilizing Worldspan. We also received in-kind marketing and promotional support from the Charter Associate Airlines under the Charter Associate Agreements.

The rebate structure under the Charter Associate Agreements was considered unfavorable when compared with market conditions at the time of the Blackstone Acquisition. As a result, a net unfavorable contract liability was established on the acquisition date. The amount of this liability was determined based on the discounted cash flows of the expected future rebate payments we would be required to make to the Charter Associate Airlines, net of the fair value of the expected in-kind marketing and promotional support we would receive from the Charter Associate Airlines. The portion of the net unfavorable

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contract liability related to the expected future rebate payments was amortized as an increase to net revenue, whereas the partially offsetting amount for the expected in-kind marketing and promotional support was amortized as an increase to marketing expense in our consolidated statements of operations, both on a straight-line basis over the estimated contractual term.

The changes in the net unfavorable contract liability for the years ended December 31, 2013 and 2012 were as follows:

Amount
(in thousands)
Balance at January 1, 2012 (current and non-current)	$8,880
Amortization (a)	(4,082)
Other (b)	(1,218)

Balance at December 31, 2012 (current)	3,580
Amortization (a)	(3,580)

Balance at December 31, 2013 (current)	$—

(a)	We recognized net amortization of $3.6 million ($5.6 million was recorded as an increase to net revenue and $2.0 million was recorded as an increase to marketing expense) for the year ended December 31, 2013 and $4.1 million ($6.7 million was recorded as an increase to net revenue and $2.6 million was recorded as an increase to marketing expense) for the year ended December 31, 2012 and $1.7 million ($7.5 million was recorded as an increase to net revenue and $5.8 million was recorded as an increase to marketing expense) for the year ended December 31, 2011.
(b)	For the year ended December 31, 2012, we reduced the unfavorable contract liability by $1.2 million due to the negotiation of a new agreement with one of our airline suppliers, which resulted in the termination of the Charter Associate Agreement with this airline. The $1.2 million reduction in the liability was composed of a $2.6 million non-cash increase to net revenue and a $1.4 million non-cash charge related to the in-kind marketing and promotional support that we expected to receive under the former agreement. The impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2012.

The current portion of the liability of $3.6 million was included in accrued expenses in our consolidated balance sheet at December 31, 2012. The Charter Associate Agreements expired on December 31, 2013.

9. Commitments and Contingencies

The following table summarizes the timing of our commitments as of December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Contract exit costs (a)	$11,371	$258	$61	$—	$—	$—	$11,690
Operating leases (b)	8,009	4,298	3,139	2,777	2,853	12,187	33,263
GDS contracts (c)	—	15,000	16,120	12,370	16,120	1,120	60,730
Other service and licensing contracts	14,956	4,850	4,325	—	—	—	24,131

Total	$34,336	$24,406	$23,645	$15,147	$18,973	$13,307	$129,814

(a)	Represents disputed costs due to the early termination of an agreement (see Note 5 and Company Litigation section below for further details).
(b)	These operating leases are primarily for facilities and equipment and represent non-cancellable leases. Certain leases contain periodic rent escalation adjustments and renewal options. Our operating leases expire at various dates, with the latest maturing in 2023. For the years ended December 31, 2013, 2012 and 2011, we recorded rent expense in the amount of $6.8 million, $6.2 million and $7.4 million, respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $0.2 million in sublease income in 2014.
(c)

In February 2014, the Company announced that it has entered into an agreement with Travelport for the provision of GDS services (“New Travelport GDS Service Agreement”), replacing our prior Travelport GDS service agreement. Under the New Travelport GDS Service Agreement, Orbitz is obligated in 2014 to use only Travelport GDSs for all air and car segments booked on its domestic agencies and is subject to certain other exclusivity obligations for its segments booked

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in Europe and other markets as defined in the New Travelport GDS Service Agreement. The Company is required to pay a fee for each segment that is not booked through Travelport GDSs in 2014 subject to exclusivity obligations discussed above. However beginning January 1, 2015, the Company will no longer be subject to exclusivity obligations. Under the GDS Agreement beginning in 2015, we are obligated to provide certain levels of volume over the contract period and may be subject to pay shortfall payments in certain cases if we fail to meet volume commitments. The agreement terminates on December 31, 2018.

In February 2014, the Company announced it has entered into an agreement with Amadeus IT Group, S.A. to provide GDS services. This contract requires the Company to meet certain minimum annual booking requirements beginning in 2016.

In addition to the commitments shown above, we are required to make principal payments on the Term Loan (see Note 6 - Term Loan and Revolving Credit Facility). We also expect to make approximately $107.1 million of payments in connection with the tax sharing agreement with the Founding Airlines (see Note 7 - Tax Sharing Liability). Also excluded from the above table are $3.6 million of liabilities for uncertain tax positions for which the period of settlement is not currently determinable.

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, antitrust, intellectual property and other commercial, employment and tax matters. We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. As of December 31, 2013, and December 31, 2012, we had accruals of $5.5 million and $5.2 million related to various legal proceedings. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters, unfavorable resolutions could occur. Below, we have provided relevant information on these matters.

We are party to various cases brought by municipalities and other state and local governmental entities in the U.S. involving hotel occupancy or related taxes and our merchant hotel business model. Certain of the cases are class actions (some of which have been confirmed on a state-wide basis and some which are purported), and most of the cases were brought simultaneously against other OTCs, including Expedia, Travelocity and Priceline. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinances, as well as related sales and use taxes. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, failure to pay sales or use tax, and in some cases, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the action as a class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay interest, penalties and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The following taxing bodies have issued notices to the Company: 43 cities in California; Broomfield, Colorado Springs, Durango, Frisco, Glendale, Glenwood Springs, Golden, Grand Junction, Greeley, Greenwood Village, Lafayette, Lakewood, Littleton, Loveland, Silverthorne, and Steamboat Springs, Colorado; Arlington, Texas; Brunswick and Stanly, North Carolina; Davis, Summit, Salt Lake and Weber, Utah; the Arizona Department of Revenue; the New Mexico Department of Revenue; the Ohio Department of Taxation; Paradise Valley, Arizona; St. Louis, Missouri; Alabama Municipalities; and the Louisiana Department of Revenue. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes.

The following taxing authorities have issued assessments which are not final and are subject to further review by the taxing authorities: the Colorado Department of Revenue; the City of Aurora, Colorado; the Maryland Comptroller; the Texas Comptroller; the West Virginia Department of Revenue; Lake County, Indiana; the Wisconsin Department of Revenue; and 13 taxing jurisdictions in Arizona. These assessments range from $0.02 million to approximately $5.8 million, and total approximately $8.6 million.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Hawaii Department of Taxation issued an assessment of $16.9 million for the 2012 taxable year, which is not final and is subject to further review by the taxing authority. The 2012 assessment is in addition to the $58.0 million final assessments previously issued by the Hawaii Department of Taxation for prior years, more than $30.0 million of which was rejected by the Hawaii Tax Court of Appeals. Additionally, on December 9, 2013, the Hawaii Department of Taxation issued Notices of Final Assessments totaling $3.4 million against various Orbitz entities for General Excise Tax, penalties and interest for rental car transactions facilitated during the period of January 1, 2002, through December 31, 2012. None of the Hawaii assessments issued in 2011 through 2013 have been based on historical transaction data.

Assessments or declaratory rulings that are administratively final and subject to judicial review have been issued by the cities of San Francisco and San Diego, California; the city of Denver, Colorado; the counties of Miami-Dade, Broward, and Osceola, Florida; and the Indiana Department of Revenue. These assessments range from $0.2 million to approximately $3.2 million, and total approximately $7.8 million. Trial courts rejected the assessments in San Francisco and San Diego, California and Broward, Florida, which account for $5.3 million of this total.

The Company disputes that any hotel occupancy or related tax is owed under these ordinances and is challenging the assessments that have been made against the Company. If the Company is found to be subject to the hotel occupancy tax ordinance by a taxing authority and appeals the decision in court, certain jurisdictions have and others may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court.

The OTCs, including Orbitz, have prevailed in the large majority of hotel tax cases that have been decided to date, having obtained favorable judgments in more than two dozen cases. However, there have been certain adverse lower court decisions against Orbitz and the other OTCs that, if affirmed, could result in significant liability to the Company.

First, in July 2011, related to the City of San Antonio hotel occupancy tax case, the United States District Court for the Western District of Texas issued its findings of fact and conclusions of law in which it held the defendant OTCs, including Orbitz, liable for hotel occupancy taxes on markup, fees, and breakage revenue, and also imposed penalties and interest. On April 4, 2013, the Court entered judgment against Orbitz in the amount of approximately $4.3 million. The OTCs, including Orbitz, intend to appeal. Because we do not believe a loss is probable given the numerous issues that exist on appeal, we have not accrued any liability related to this case.

Second, in September 2012, the Superior Court of the District of Columbia granted the District’s motion for partial summary judgment and denied the OTCs’ motion for summary judgment, finding the companies liable for sales tax on hotel reservations dating back to the inception of the merchant model. The Court has not yet determined the amount of damages at issue. Although the Court acknowledged that the District had amended its law in 2011, and that the sales tax law was ambiguous prior to that time, the Court nonetheless found the OTCs liable for merchant model hotel reservations before that date. Because we believe that the Court’s finding of liability was the result of a misapplication of the law, we do not believe a loss is probable relating to the pre-amendment case and plan to appeal. Accordingly, we have not accrued any liability relating to the District of Columbia case for the period prior to July 2011. On February 21, 2014, Orbitz entered into a stipulated judgment with the District in the amount of $3.7 million, which accounts for transactions through 2011. On February 24, 2014, the Superior Court entered final judgment. Orbitz intends to pay the judgment, and possesses the right to obtain a refund if it prevails in its appeal. Although we expect to prevail on the issue of whether Orbitz is liable for sales tax before 2011, it is possible that we will not prevail, and if that occurs, the amount of the judgment for which Orbitz has not established a reserve is approximately$3.6 million.

Third, in January 2013, the Tax Court of Appeals in Hawaii ruled that the OTCs are subject to Hawaii’s general excise tax. The Court also determined that the “splitting provision” contained in the Hawaii general excise tax statute, which limits application of the tax to only the amounts that travel agents receive for their services, does not apply to the transactions at issue. On March 19, 2013, the Court issued an order in which it also imposed “failure to file” and “failure to pay” penalties on the OTCs. On August 15, 2013, the Hawaii Tax Appeal Court ruled that the OTCs were required to pay interest on penalties, and entered final judgment disposing of all issues and claims of all parties. On September 11, 2013, the OTCs filed their notice of appeal. Under Hawaii law, in order to appeal, Orbitz was required to pay the total amount of the final judgment to Hawaii prior to appealing the Court’s order. Accordingly, Orbitz made payments to Hawaii of $16.9 million in April, and approximately $9.2 million to Hawaii in September. These amounts reflected a determination of Orbitz’s liability for general excise tax (both on the amounts that it receives for its services and the amounts that the hotels receive for the rental of their rooms), interest, penalties, and interest on penalties. Although Orbitz disagrees with the Court’s rulings on general excise tax and intends to appeal them, we have recorded an expense of $4.2 million in light of the decision. The $4.2 million represents the amount Orbitz estimates it would owe if the Court had correctly applied the general excise tax splitting provision on merchant reservations through

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2012 and a 25% failure to file penalty imposed on that figure. Orbitz has not reserved for the remainder of the ruling because it believes that the general excise tax splitting provision plainly applies to the transactions in question, and that the award of “failure to pay” penalties is entirely unsupported by the record in the case, and that interest on penalties should not have been awarded. Although we believe that it is not probable that Orbitz ultimately will be liable for more than $4.2 million as a result of the Court’s order, it is possible that Orbitz will not prevail, and if it does not, the amount of any final award of general excise tax, penalties and interest against Orbitz could exceed $26.0 million.

Fourth, in June 2013, the Circuit Court of Cook County granted in part the City of Chicago’s motion for summary judgment, concluding that the OTCs are subject to the City’s accommodations tax ordinance. The Court has not yet made any determination as to damages. Although we disagree with the Court’s decision, we have accrued approximately $1.5 million for this matter, which represents our estimate of potential liability since 2008, when the City amended its ordinance in an effort to impose accommodations tax on the money that OTCs receive for the services they provide. If the Court’s decision is affirmed in all respects, however, it is possible that Orbitz could be found to owe more than $2.4 million.

In an unrelated matter, Trilegiant Corporation filed an action for breach of contract and declaratory judgment in the Supreme Court of New York against us, alleging that we are obligated to make a series of termination payments arising out of a promotion agreement that we terminated in 2007. In 2007, we accrued the present value of the termination payments and in 2010 we ceased making termination payments due to a dispute with Trilegiant. As of December 31, 2013, we had an accrual totaling $11.7 million, which includes$1.4 million for potential interest recognized for the year ended December 31, 2013. See Note 5 - Accrued Expenses. On October 2, 2013, the Court denied Orbitz’s motion for summary judgment on one of its affirmative defenses, and on December 24, 2013, the court rejected most of our remaining defenses.

On August 20, 2012, a putative consumer class action was filed in the United States District Court for the Northern District of California against certain major hotel chains, and the leading OTCs, including Orbitz. The complaint alleged that the hotel chains and OTCs, including Orbitz, violated antitrust and consumer protection laws by entering into agreements in which OTCs agree not to facilitate the reservation of hotel rooms at prices that are less than those found on the hotel chain websites. Following the filing of the initial complaint on August 20, 2012, several dozen additional putative consumer class action complaints were filed in federal courts across the country. These cases were then consolidated for pretrial purposes by the Judicial Panel on Multi-District Litigation and transferred to the United States District Court for the Northern District of Texas. On May 1, 2013, counsel for the Lead Plaintiff filed a Consolidated Amended Complaint. On July 1, 2013, we filed a motion to dismiss the Consolidated Amended Complaint. On February 16, 2014, the District Court granted our motion to dismiss all of the Claims in the Consolidated Amended Complaint without prejudice. We cannot currently estimate a range of our potential loss if we do not prevail in this litigation.

In 2013 we established a reserve of $1.2 million in connection with an administrative inquiry we received relating to former practices pertaining to the marketing of travel insurance on our websites.

We cannot estimate our aggregate range of loss in the cases for which we have not recorded an accrual, except to the extent taxing authorities have issued assessments against us. Although we believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

Surety Bonds and Bank Guarantees

In the ordinary course of business, we obtain surety bonds and bank guarantees, to secure performance of certain of our obligations to third parties. At December 31, 2013 and 2012, there were $6.7 million and $3.6 million of surety bonds outstanding, respectively, of which $6.2 million and $3.1 million were secured by cash collateral or letters of credit, respectively. At December 31, 2013 and 2012, there were $24.7 million and $9.4 million of bank guarantees outstanding. All bank guarantees were secured by restricted cash at December 31, 2013 and 2012.

Financing Arrangements

We are required to issue letters of credit to support certain suppliers, commercial agreements, leases and non-U.S. regulatory and governmental agencies primarily to satisfy consumer protection requirements. As of April 15, 2013, Travelport and its affiliates no longer owned at least 50% of our voting stock (see Note 1 - Organization and Basis of Presentation) and therefore are no longer obligated to provide letters of credit on our behalf. We believe we have access to sufficient letter of credit availability to meet our short-term and long-term requirements through a combination of $50.0 million

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in proceeds from our recent refinancing held as restricted cash and designated to be used to cash collateralize letters of credit or similar instruments, our $65.0 million revolving credit facility through which our revolving lenders have agreed to issue up to $55.0 million in letters of credit, our $25.0 million multi-currency letter of credit facility and cash from our balance sheet which can be used to support letters of credit and similar instruments. At December 31, 2013 and 2012, there were $0 and $72.5 million, respectively, of outstanding letters of credit issued by Travelport on our behalf.

The following table shows the amount of letters of credit and similar instruments outstanding by facility, as well as the amounts of our restricted cash balances:

	December 31, 2013		December 31, 2012
	Letters of Credit and Other Credit Support	Restricted Cash	Letters of Credit and Other Credit Support	Restricted Cash
	(in thousands)
Travelport facility	$—	$—	$72,497	$—
Multi-currency letter of credit facility	21,863	22,670	12,763	13,309
Uncommitted letter of credit facilities and surety bonds	91,033	96,091	9,917	11,176
2007 Credit Agreement revolver	—	—	11,228	—

Total	$112,896	$118,761	$106,405	$24,485

Total letter of credit fees were $4.2 million, $7.0 million, and $5.8 million for the years ended December 31, 2013, 2012, and 2011 respectively.

10. Income Taxes

Pre-tax income/(loss) for U.S. and non-U.S. operations consisted of the following:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
U.S.	$26,105	$(277,375)	$22,129
Non-U.S.	(26,025)	(21,190)	(57,355)

Income/(loss) before income taxes	$80	$(298,565)	$(35,226)

The provision/(benefit) for income taxes consisted of the following:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Current
U.S. federal and state	$157	$(95)	$(13)
Non-U.S.	1,262	2,399	1,334

Total current	1,419	2,304	1,321
Deferred
U.S. federal and state	(167,714)	253	(347)
Non-U.S.	1,290	616	1,077

Total deferred	(166,424)	869	730

Provision/(benefit) for income taxes	$(165,005)	$3,173	$2,051

As of December 31, 2013 and 2012, our U.S. federal, state and foreign income taxes receivable/(payable) was $(0.2) million and $(0.7) million, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax benefit for the year ended December 31, 2013 was due primarily to the release of the valuation allowance of $174.4 million related to our U.S. federal deferred tax assets. Following completion of our long-term financing arrangement in the first quarter of 2013, which resolved a significant negative factor, and based on recent and expected future taxable income, we believe it is more likely than not that our deferred tax assets will be realized. Specifically, the Company had expected that interest rates and interest expense on a debt refinancing would be significantly higher than the rates actually achieved.

The tax benefit recorded for the year ended December 31, 2013 was disproportionate to the amount of pre-tax book income due primarily to the release of our U.S. valuation allowance.

The provisions for income taxes for the years ended December 31, 2012 and 2011 were due primarily to taxes on the net income of certain European-based subsidiaries that had not established a valuation allowance and U.S. state and local income taxes. We are required to assess whether valuation allowances should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard on each tax jurisdiction. We assessed the available positive and negative evidence to estimate if sufficient future taxable income would be generated to utilize the existing deferred tax assets.

We currently have a valuation allowance for our deferred tax assets of $108.6 million, of which $105.5 million relates to foreign jurisdictions. We will continue to assess the level of the valuation allowance required; if sufficient positive evidence exists in future periods to support a release of some or all of the valuation allowance, such a release would likely have a material impact on our results of operations. With respect to the valuation allowance established against our non-U.S.-based deferred tax assets, a significant piece of objective negative evidence evaluated in our determination was cumulative losses incurred over the three-year period ended December 31, 2013. This objective evidence limited our ability to consider other subjective evidence such as future income projections.

The tax provisions recorded for the years ended December 31, 2012 and 2011 were disproportionate to the amount of pre-tax net loss incurred during each respective period primarily because we were not able to realize any tax benefits on the goodwill and trademark and trade names impairment charges. The provision for income taxes only includes the tax effect of the net income or net loss of certain foreign subsidiaries that had not established a valuation allowance and U.S. state and local income taxes.

Our effective income tax rate differs from the U.S. federal statutory rate as follows:

	Years Ended December 31,
	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	197.5	—	(1.8)
Taxes on non-U.S. operations at differing rates	**	(0.4)	(4.7)
Change in valuation allowance	**	0.2	(4.7)
Goodwill impairment charges	0.0	(35.4)	(29.6)
Reserve for uncertain tax positions	32.8	—	0.4
Other	**	(0.5)	(0.4)

Effective income tax rate	**	(1.1)%	(5.8)%

**	Not meaningful due to the low level of pre-tax income and release of U.S. valuation allowance of $174.4 million in 2013

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Current and non-current deferred income tax assets and liabilities in various jurisdictions are composed of the following:

	December 31, 2013	December 31, 2012
	(in thousands)
Current deferred income tax assets/(liabilities):
Accrued liabilities and deferred income	$3,422	$4,233
Provision for bad debts	199	179
Prepaid expenses	(1,854)	(1,860)
Tax sharing liability	6,774	5,529
Reserve accounts	4,129	4,084
Other	—	(404)
Valuation allowance	(1,521)	(11,774)

Current net deferred income tax assets (a)	$11,149	$(13)

Non-current deferred income tax assets/(liabilities):
U.S. net operating loss carryforwards	$51,887	$46,749
Non-U.S. net operating loss carryforwards	92,637	98,437
Accrued liabilities and deferred income	7,309	5,811
Depreciation and amortization	84,434	99,508
Tax sharing liability	22,339	25,750
Other	9,070	15,552
Valuation allowance	(107,039)	(285,034)

Non-current net deferred income tax assets	$160,637	$6,773

(a)	The current portion of the deferred income tax asset at December 31, 2013 and 2012 is included in other current assets in our consolidated balance sheets.

The net deferred tax assets at December 31, 2013 and 2012 amounted to $171.8 million and $6.8 million, respectively. These net deferred tax assets largely relate to temporary tax to book differences and net operating loss carryforwards, the realization of which is, in management’s judgment, more likely than not. We have assessed the likelihood of realization based on our expectations of future taxable income, carry-forward periods available and other relevant factors.

During 2013 we released the valuation allowance against the majority of our US deferred tax assets. As a result, our net deferred tax assets increased significantly during 2013.

As of December 31, 2012, we had established valuation allowances against the majority of our deferred tax assets. As a result, any changes in our gross deferred tax assets and liabilities during the year ended December 31, 2012 was largely offset by corresponding changes in our valuation allowances, resulting in a decrease in our net deferred tax assets of $0.5 million for the year ended December 31, 2012.

As of December 31, 2013, we had U.S. federal and state net operating loss carry-forwards of approximately $136.7 million and $97.5 million, respectively, which expire between 2021 and 2033. In addition, we had $424.7 million of non-U.S. net operating loss carry-forwards, most of which do not expire. Additionally, we had $5.0 million of U.S. federal and state income tax credit carry-forwards which expire between 2027 and 2033 and $1.1 million of U.S. federal income tax credits which have no expiration date. No provision has been made for U.S. federal or non-U.S. deferred income taxes on approximately $11.9 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2013. A provision has not been established because it is our present intention to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal or non-U.S. deferred income tax liabilities for unremitted earnings at December 31, 2013 is not practicable.

We have established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information becomes available, or a change in circumstance or an event occurs necessitating a change to the liability. Given the inherent complexities of the business and that we are subject to taxation in a substantial number of jurisdictions, we routinely assess the likelihood of additional assessment in each of the taxing jurisdictions.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the changes in the liability for unrecognized tax benefits during the years ended December 31, 2013, 2012 and 2011:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Balance at January 1,	$4,106	$3,429	$3,796
Increase as a result of tax positions taken during the prior year	21	952	—
Decrease as a result of tax positions taken during the prior year	(433)	(285)	(367)
Impact of foreign currency translation	(125)	10	—

Balance at December 31,	$3,569	$4,106	$3,429

The total amount of unrecognized benefits that, if recognized, would affect our effective tax rate was $3.5 million, $0.9 million and $0.7 million at December 31, 2013, 2012 and 2011. During the next twelve months, we anticipate no reduction to this liability due to the lapsing of statutes of limitations.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest and penalties of $0, $0 and $0.2 million during the years ended December 31, 2013, 2012 and 2011, respectively. Accrued interest and penalties were $0.7 million and $0.6 million at December 31, 2013 and 2012, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution could result in a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), the United Kingdom (federal) and Australia (federal). With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years before 2009.

With respect to periods prior to the Blackstone Acquisition, we are only required to take into account income tax returns for which we or one of our subsidiaries is the primary taxpaying entity, namely separate state returns and non-U.S. returns. Uncertain tax positions related to U.S. federal and state combined and unitary income tax returns filed are only applicable in the post-acquisition accounting period. We and our domestic subsidiaries currently file a consolidated income tax return for U.S. federal income tax purposes.

11. Equity-Based Compensation

We issue share-based awards under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”). The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors for participation in the Plan. At our Annual Meeting of Shareholders on June 11, 2013, our shareholders approved an amendment to the Plan, increasing the total number of shares of our common stock available for issuance under the Plan from 24,100,000 shares to 25,600,000 shares, subject to adjustment as provided by the Plan. As of December 31, 2013, 5,955,307 shares were available for future issuance under the plan.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Units

The table below summarizes activity regarding unvested restricted stock units under the Plan during the year ended December 31, 2013:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value (per share)
Unvested at January 1, 2013	4,560,536	$3.04
Granted	2,709,840	$4.07
Vested (a)	(1,617,536)	$2.87
Forfeited	(795,000)	$2.67

Unvested at December 31, 2013	4,857,840	$3.73

(a)	We issued 1,288,769 shares of common stock in connection with the vesting of restricted stock units during the year ended December 31, 2013, which is net of the number of shares retained (but not issued) by us in satisfaction of minimum tax withholding obligations associated with the vesting.

The fair value of restricted stock units that vested during the years ended December 31, 2013, 2012 and 2011 was $4.6 million, $4.4 million and $5.0 million, respectively. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2013, 2012 and 2011 was $4.07, $3.31 and $2.66 per unit, respectively. The fair value of restricted stock units on the date of grant is amortized on a straight-line basis over the requisite service period of four years.

Performance-Based Restricted Stock Units

The table below summarizes activity regarding unvested performance-based restricted stock units (“PSUs”) under the Plan during the year ended December 31, 2013:

	Performance-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value (per share)
Unvested at January 1, 2013	2,062,250	$2.57
Granted (a)	1,833,750	$3.34
Vested	(594,250)	$2.70
Forfeited	(212,500)	$2.65

Unvested at December 31, 2013	3,089,250	$2.99

a.	We granted 1,833,750 PSUs in February 2013 with a fair value per share of $3.34 to certain of our executive officers that vest annually over a four-year period. The PSUs entitle the executives to receive one share of our common stock for each PSU, subject to the satisfaction of a performance condition. The performance condition required that our Company attain certain performance metrics for fiscal year 2013, which would allow participants to earn between 33% and 100% of the total PSU award based on a straight-line interpolation of the performance criteria.

In July 2013, 309,375 of the February 2013 PSUs were modified. The modification calls for the addition of a market condition defined as the measurement of shareholder return of the Company compared to certain other companies in the same industry classification and changes the vesting period from straight-line over 4 years to 75% vesting after 3 years from the original grant date and 25% vesting four years from the original grant date. The new market condition allows 35% to 100% of the award to be paid based on satisfaction of the market condition. This modification did not change the total amount of compensation cost to be recognized for these awards.

During 2013, the performance conditions of all PSUs granted in 2013 were satisfied at their maximum level, and as a result, the fair value of the PSUs are being amortized on a graded basis over the requisite service period of each vesting tranche.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2012, we granted 1,425,000 PSUs with a fair value per share of $3.65 to certain of our executive officers. The PSUs were subject to the satisfaction of a performance condition that the Company’s net revenue for fiscal year 2012 equal or exceed a certain threshold. In December 2012, the Compensation Committee modified the performance condition such that the established net revenue threshold can be achieved over any trailing twelve month period ending on or prior to December 31, 2013, or each PSU will be forfeited. As a result of this Type III modification, the PSUs were revalued as of the date of modification to $2.40 per share and the aggregate fair value of the modification was $3.4 million, which represents the incremental and total expense. At December 31, 2012 the performance condition of this modification was expected to be met and the performance condition was met in February 2013. The modified PSUs will vest 25% on each anniversary of the original grant date.

Stock Options

The table below summarizes the stock option activity under the Plan during the year ended December 31, 2013:

	Shares	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2013	2,724,253	$4.98
Exercised	(1,445,729)	$5.08
Forfeited	(20,000)	$4.90
Cancelled	(30,805)	$6.28

Outstanding at December 31, 2013	1,227,719	$4.84	2.6	$2,878

Exercisable at December 31, 2013	1,083,469	$4.84	2.5	$2,545

The exercise price of stock options granted under the Plan is equal to the fair market value of the underlying stock on the date of grant. Stock options generally expire seven to ten years from the grant date. Stock options vest annually over a four-year period, or vest over a four-year period, with 25% of the awards vesting after one year and the remaining awards vesting on a monthly basis thereafter. The fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period. There were no stock options granted in 2013 or 2012.

During the years ended December 31, 2013, 2012 and 2011, the total fair value of options that vested during the period, was $1.1 million, $1.3 million and $3.0 million, respectively. In addition, the intrinsic value of options exercised was $3.1 million, $0.0 million, and $0.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Non-Employee Directors Deferred Compensation Plan

We have a deferred compensation plan that enables our non-employee directors to defer the receipt of certain compensation earned in their capacity as non-employee directors. Eligible directors may elect to defer up to100% of their annual retainer fees (which are paid by us on a quarterly basis). In addition, 100% of the annual equity grant payable to non-employee directors is deferred under the Plan.

We grant deferred stock units (“DSUs”) to each participating director on the date that the deferred fees would have otherwise been paid to the director. The DSUs are issued as restricted stock units under the Plan and are immediately vested and non-forfeitable. The DSUs entitle the non-employee director to receive one share of our common stock for each deferred stock unit following the director’s retirement or termination of service from the Board of Directors. For all awards granted prior to 2011, the DSUs are distributed 200 days immediately following such termination date and for all awards granted in 2011 or later, the DSUs are distributed immediately. The entire grant date fair value of deferred stock units is expensed on the date of grant.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes the deferred stock unit activity under the Plan during the year ended December 31, 2013:

	Deferred Stock Units	Weighted-Average Grant Date Fair Value (per share)
Outstanding at January 1, 2013	1,183,637	$3.71
Granted	170,816	$7.79
Distributed	(431,147)	$3.81

Outstanding at December 31, 2013	923,306	$4.41

The weighted-average grant date fair value for deferred stock units granted during the years ended December 31, 2013, 2012 and 2011 was $7.79, $3.47 and $2.89, respectively.

Compensation Expense

We recognized total equity-based compensation expense of $12.9 million, $7.6 million and $8.5 million for the years ended December 31, 2013, 2012 and 2011, respectively, none of which has provided us with a tax benefit due to existence of net operating losses. As of December 31, 2013, a total of $15.4 million of unrecognized compensation costs related to unvested restricted stock units, unvested stock options and unvested PSUs are expected to be recognized over the remaining weighted-average period of 2.7years.

12. Derivative Financial Instruments

Interest Rate Hedges

At December 31, 2013, we had the following interest rate swaps outstanding that will substantially convert $200.0 million of term loans from a variable to a fixed interest rate once they become effective. We pay a fixed interest rate on the notional amount and in exchange receive a variable interest rate based on the one-month LIBOR rate. The Company does not use derivatives for speculative or trading purposes.

The Company entered into interest rate derivative contracts to protect against volatility of future cash flows of the variable interest payments on the Credit Agreement. These derivative contracts are economic hedges and are not designated as cash flow hedges. The Company marks-to-market these instruments and records the changes in the fair value of these items in “Net interest expense” in the Company’s Consolidated Statements of Operations, and recognizes the unrealized gain or loss in other non-current assets or liabilities. Unrealized gains/(losses) of $1.2 million and $0 million were recognized at December 31, 2013 and 2012, respectively.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	August 29, 2014	August 31, 2016	1.11%	One-month LIBOR
$100.0 million	August 29, 2014	August 31, 2016	1.15%	One-month LIBOR

During March 2013, we terminated our then outstanding $100.0 million swap in conjunction with the termination of our 2007 Credit Agreement. Our interest rate swaps related to the 2007 Credit Agreement were the only derivative financial instruments that we had designated as hedging instruments.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	July 29, 2011	July 31, 2013	0.68%	One-month LIBOR

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following interest rate swaps that effectively converted an additional $200.0 million of the Term Loan from a variable to a fixed interest rate matured during the year ended December 31, 2012:

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	January 29, 2010	January 31, 2012	1.15%	One-month LIBOR
$100.0 million	January 29, 2010	January 31, 2012	1.21%	Three-month LIBOR

The following table summarizes the location and fair value of our interest rate derivative instruments on the Company’s Consolidated Balance Sheets.

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2013	December 31, 2012
		(in thousands)
Interest rate swaps not designated as hedging instruments	Other non-current liabilities	$1,205	$—
Interest rate swaps designated as hedging instruments	Other current liabilities	$—	$276

The interest rate swaps were reflected in our Condensed Consolidated Balance Sheets at market value. The corresponding market adjustment related to the hedging instruments was recorded to accumulated other comprehensive income (“AOCI”) and the adjustment related to the instruments not designated as hedging was recorded as Interest expense in the Company’s Consolidated Statements of Operations.

The following table shows the market adjustments recorded during the years ended December 31, 2013, 2012 and 2011:

	Gain in Other Comprehensive Income/(Loss)			(Loss) Reclassified from Accumulated OCI into Interest Expense (Effective Portion)			Gain/(Loss) Recognized in Income (Ineffective Portion and the Amount Excluded from Effectiveness Testing)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
				(in thousands)
Interest rate swaps	$276	$311	$2,329	$(277)	$(561)	$(3,328)	$—	$—	$—

Foreign Currency Hedges

We enter into foreign currency contracts to manage our exposure to changes in the foreign currency associated with foreign currency receivables, payables and intercompany transactions. We primarily hedge our foreign currency exposure to the Pound sterling and the Australian dollar. As of December 31, 2013, we had foreign currency contracts outstanding with a total net notional amount of $282.7 million, all of which subsequently matured in 2014. The foreign currency contracts do not qualify for hedge accounting treatment; accordingly, changes in the fair value of the foreign currency contracts are reflected in net income as a component of selling, general and administrative expense in our Consolidated Statements of Operations.

The following table shows the fair value of our foreign currency hedges:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2013	December 31, 2012
		(in thousands)
Liability Derivatives:
Foreign currency hedges	Other current liabilities	$1,412	$2,396

The following table shows the changes in the fair value of our foreign currency contracts which were recorded as a gain/(loss) in selling, general and administrative expense:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Foreign currency hedges (a)	$3,877	$(11,385)	$(2,420)

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	We recorded transaction gains/(losses) associated with the re-measurement and settlement of our foreign denominated assets and liabilities of $(9.3) million, $6.7 million and $(3.0) million for the years ended December 31, 2013, 2012 and 2011, respectively. These transaction gains and losses were included in selling, general and administrative expense in our consolidated statements of operations. The net impact of these transaction gains and losses, together with the gains/(losses) incurred on our foreign currency hedges, were losses of $5.4 million, $4.7 million and $5.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The tables below show the gross and net information related to derivatives eligible for offset in the Consolidated Balance Sheets as of December 31, 2013 and 2012. The gross asset amount of the derivative listed below in the maximum loss the Company would incur if the counterparties failed to meet their obligation.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheets
	(in thousands)
December 31, 2013	$8,324	$(5,707)	$2,617
December 31, 2012	$3,649	$(977)	$2,672

13. Employee Benefit Plans

We sponsor a defined contribution savings plan for employees in the United States that provides certain of our eligible employees an opportunity to accumulate funds for retirement. HotelClub and ebookers sponsor similar defined contribution savings plans. After employees have attained one year of service, we match the contributions of participating employees on the basis specified by the plans, up to a maximum of 3% of participant compensation. We recorded total expense related to these plans in the amount of $4.9 million, $4.8 million and $5.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

14. Net Income/(Loss) per Share

We calculate basic net income/(loss) per share by dividing the net income/(loss) for the period by the weighted-average number of shares outstanding during the period. The weighted-average number of shares includes common shares outstanding and deferred stock units, which are immediately vested and non-forfeitable. Diluted net income/(loss) per share is calculated by dividing the net income/(loss) for the period by the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares are determined by the application of the treasury stock method.

The following table presents the weighted-average shares outstanding used in the calculation of net income/(loss) per share:

	Years Ended December 31,
Weighted-Average Shares Outstanding	2013	2012	2011
Basic	107,952,327	105,582,736	104,118,983
Diluted effect of:
Restricted stock units	2,586,325	—	—
Performance-based restricted stock units	2,117,454	—	—
Stock options	416,573	—	—

Diluted	113,072,679	105,582,736	104,118,983

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following equity awards were not included in the diluted net income/(loss) per share calculation because they would have had an antidilutive effect:

	Years Ended December 31,
Antidilutive Equity Awards	2013	2012	2011
Stock options	200,409	3,009,654	3,274,156
Restricted stock units	5,772	4,379,665	4,455,507
Performance-based restricted stock units	—	907,616	1,065,250

Total	206,181	8,296,935	8,794,913

15. Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

We had amounts due from Travelport of $12.3 million and $5.6 million at December 31, 2013 and 2012, respectively. Amounts due to or from Travelport are generally settled on a net basis.

The following table summarizes the related party transactions with Travelport and its subsidiaries, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net revenue (a) (b)	$85,293	$98,113	$110,302
Cost of revenue	(60)	250	619
Selling, general and administrative expense	116	260	875
Marketing expense	53	—	—
Interest expense (c)	4,106	6,706	5,595

(a)	Net revenue includes incentive revenue for segments processed through Galileo and Worldspan, both of which are subsidiaries of Travelport. This incentive revenue accounted for more than 10% of our total net revenue in 2012 and 2011 (see “GDS Service Agreement” section below).
(b)	Net revenue includes amounts recognized under our GDS services agreement and bookings sourced through Donvand Limited and OctopusTravel Group Limited (doing business as Gullivers Travel Associates, “GTA”) through March 31, 2011; as of the end of the second quarter of 2011, GTA was no longer a related party. In addition, net revenue for the year ended December 31, 2011 includes incremental GDS incentive revenue recognized from 2011 under the Letter Agreement with Travelport (see “Letter Agreement” section below).
(c)	Interest expense relates to letters of credit issued on our behalf by Travelport (see Note 9 - Commitments and Contingencies).

Separation Agreement

We entered into a Separation Agreement with Travelport at the time of the IPO. This agreement, as amended, provided the general terms for the separation of our respective businesses. When we were a wholly-owned subsidiary of Travelport, Travelport provided guarantees, letters of credit and surety bonds on our behalf under our commercial agreements and leases and for the benefit of regulatory agencies. Under the Separation Agreement, we were required to use commercially reasonable efforts to have Travelport released from any then outstanding guarantees and surety bonds. As a result, Travelport no longer provides surety bonds on our behalf or guarantees in connection with commercial agreements or leases entered into or replaced by us subsequent to the IPO. Our ability to pay dividends may require the prior consent of Travelport. As of April 15, 2013, Travelport is no longer obligated to issue letters of credit on our behalf.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Master License Agreement

We entered into a Master License Agreement with Travelport at the time of the IPO. Pursuant to this agreement, Travelport licenses certain of our intellectual property and pays us fees for related maintenance and support services. The licenses include our supplier link technology; portions of ebookers’ booking, search and vacation package technologies; certain of our products and online booking tools for corporate travel; portions of our private label vacation package technology; and our extranet supplier connectivity functionality.

The Master License Agreement granted us the right to use a corporate online booking product developed by Travelport. We have entered into a value added reseller license with Travelport for this product.

GDS Service Agreement

In connection with the IPO, we entered into the Travelport GDS Service Agreement, which was scheduled to expire on December 31, 2014. The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each air, car and hotel segment that is processed through the Travelport GDSs. This agreement required that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 27.8 million, 31.4 million and 32.8 million segments through the Travelport GDSs during the years ended December 31, 2013, 2012 and 2011, respectively. Of the required number of segments, 16.0 million segments were required to be processed each year through Worldspan, and 11.8 million, 15.4 million and 16.8 million segments were required to be processed through Galileo during the years ended December 31, 2013, 2012 and 2011, respectively. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. No payments were made to Travelport related to the minimum segment requirement for our domestic brands for the years ended December 31, 2013, 2012 and 2011.

The Travelport GDS Service Agreement also required that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during the year ended December 31, 2011, and as a result, we were required to make a shortfall payment of $0.4 million to Travelport related to that year. There was not a shortfall for either of the years ended December 31, 2013 or 2012.

In February 2014, the Company announced that it has entered into an agreement with Travelport for the provision of GDS services, which terminates and replaces our prior Travelport GDS service agreement. Under the New Travelport GDS Service Agreement, Orbitz is obligated in 2014 to use only Travelport GDSs for all air and car segments booked on its domestic agencies and is subject to certain other exclusivity obligations for its segments booked in Europe and other markets as defined in the New Travelport GDS Service Agreement. The Company is required to pay a fee for each segment that is not booked through Travelport GDSs in 2014 subject to exclusivity obligations discussed above. However beginning January 1, 2015, the Company will no longer be subject to exclusivity obligations. Under the GDS Agreement beginning in 2015, we are obligated to provide certain levels of volume over the contract period and may be subject to pay shortfall payments in certain cases if we fail to meet volume commitments. The agreement terminates on December 31, 2018.

Corporate Travel Agreement

We provide corporate travel management services to Travelport and its subsidiaries.

Letter Agreement

In February 2011, we entered into a Letter Agreement with Travelport, which was amended in March 2011 (the “Letter Agreement”). The Letter Agreement amended and clarified certain terms set forth in agreements that we had previously entered into with Travelport and provided certain benefits to us so long as certain conditions were met.

The Letter Agreement contained a provision relating to the absence of ticketing authority on AA. Under this agreement, our segment incentives payable from Travelport under the parties’ Travelport GDS Service Agreement were increased effective December 22, 2010 until the earliest of August 31, 2011, the reinstatement of ticketing authority by AA for our Orbitz.com website, the consummation of a direct connect relationship with AA, or the determination by our Audit Committee of the Board

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of Directors (the “Audit Committee”) that we were engaged in a discussion with AA that is reasonably likely to result in a direct connect relationship between us and AA. In late 2010, we and AA were unable to agree to terms under which AA tickets would be marketed and distributed to our customers and thus the offering of AA tickets on the Orbitz.com and Orbitz for Business websites was discontinued. Pursuant to a court order in June 2011, AA restored its content to our sites. This ruling resulted in the expiration on June 1, 2011 of the increased segment incentives payable from Travelport pursuant to the Letter Agreement. We resumed offering AA tickets on our sites and have continued to do so pursuant to a series of agreements between us and AA that ran through January 15, 2013. On March 29, 2013, Orbitz entered into a settlement agreement with American Airlines. On April 25, 2013, the United States Bankruptcy Court for the Southern District of New York entered an order in which it approved the settlement agreement.

The Letter Agreement also contained an amendment to the Travelport GDS Service Agreement. This amendment established a higher threshold at which potential decreases in Travelport’s segment incentive payments to us could take effect and reduced the percentage impact of the potential decreases. We are entitled to receive these benefits as long as our Audit Committee does not determine that we are engaged in a discussion with any airline that is reasonably likely to result in a direct connect relationship and we have not consummated a direct connect relationship with any airline.

The Letter Agreement also clarified that we were permitted to proceed with an arrangement with ITA that provides for our use of ITA’s airfare search solution after December 31, 2011. In addition, we agreed to the circumstances under which we will use e-Pricing for searches on our websites through December 31, 2014.

Related Party Transactions with Affiliates of Blackstone

In the course of conducting business, we have entered into various agreements with affiliates of Blackstone. For example, we have agreements with certain hotel management companies that are affiliates of Blackstone and that provide us with access to their inventory. We also purchase services from certain Blackstone affiliates such as telecommunications and advertising. In addition, various Blackstone affiliates utilize our partner marketing programs and corporate travel services.

The following table summarizes the related party balances with other affiliates of Blackstone, reflected in our consolidated balance sheets:

	December 31, 2013	December 31, 2012
	(in thousands)
Accounts receivable	$681	$332
Prepaid expenses	4	—
Accounts payable	673	315
Accrued merchant payable	16,275	2,491
Accrued expenses	—	30

The following table summarizes the related party transactions with other affiliates of Blackstone, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net revenue	$24,826	$13,348	$23,966
Cost of revenue	—	—	15,144
Selling, general and administrative expense	506	760	2,354
Marketing expense	—	—	70

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. Fair Value Measurements

The following table shows the fair value of our assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2013 and 2012, which are classified as Other current liabilities and Other non-current liabilities in our Consolidated Balance Sheets.

	Fair Value Measurements as of
	December 31, 2013				December 31, 2012
	Total	Quoted prices inactive markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices inactive markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)				(in thousands)
Liabilities:
Foreign currency hedges	$1,412	$1,412	$—	$—	$2,396	$2,396	$—	$—
Interest rate swaps	$1,205	$—	$1,205	$—	$276	$—	$276	$—

We value our foreign currency hedges based on the difference between the foreign currency contract rate and widely available foreign currency rates as of the measurement date. Our foreign currency hedges are short-term in nature, generally maturing within 30 days. We value our interest rate swaps using valuations that are calibrated to the initial trade prices. Using a market-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

In connection with our annual impairment test as of December 31, 2013, we estimated the fair values of our non-financial assets of goodwill, trademarks and trade names, and compared those estimates to the respective carrying values (see Note 4 - Goodwill and Intangible Assets). The fair values of all of our non-financial assets exceeded the carrying values.

In connection with our annual impairment test as of December 31, 2012, we estimated the fair values of our non-financial assets of goodwill, trademarks and trade names, and compared those estimates to the respective carrying values (see Note 4 - Goodwill and Intangible Assets). As a result of lower than expected performance and future cash flows for the Americas reporting unit, we recorded a non-cash impairment charge related to the goodwill of the Americas reporting unit and a non-cash impairment charge related to the trademarks and trade names associated with Orbitz and CheapTickets. The fair values of our trademarks and tradenames associated with Hotelclub and ebookers exceeded the respective carrying values.

The following table shows the fair value of our non-financial assets and related losses that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2012:

		Fair Value Measurements Using
	Balance at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
	(in thousands)
Goodwill - Americas	$345,388	$—	$—	$345,388	$(301,912)
Trademarks and trade names	$83,065	$—	$—	$83,065	$(17,635)
Customer relationships	$—	$—	$—	$—	$(1,625)

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying value of the Term Loan was $443.3 million at December 31, 2013, compared with a fair value of $446.8 million. At December 31, 2012, the carrying value of the Term Loan was $440.0 million, compared with a fair value of $425.7 million. The fair values were determined based on quoted market ask prices, which is classified as a Level 2 measurement.

17. Segment Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions deciding how to allocate resources and evaluating operating performance. We operate in one segment and have one reportable segment.

We maintain operations in the United States, United Kingdom, Australia, Germany, Sweden, France, Finland, Ireland, Switzerland and other international territories. The table below presents net revenue by geographic area: the United States and all other countries. Net revenue is based on the location of the legal entity through which the booking is processed.

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net revenue
United States	$618,623	$562,026	$546,840
All other countries	228,380	216,770	219,979

Total	$847,003	$778,796	$766,819

The table below presents property and equipment, net, by geographic area.

	December 31, 2013	December 31, 2012
	(in thousands)
Long-lived assets
United States	$111,458	$126,233
All other countries	4,687	6,311

Total	$116,145	$132,544

18. Quarterly Financial Data (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information.

	Three Months Ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013 (a)
	(in thousands, except per share data)
Net revenue	$197,426	$220,919	$225,798	$202,860
Cost and expenses	182,746	193,450	203,171	205,670
Operating income/(loss)	14,680	27,469	22,627	(2,810)
Net income	5,342	12,982	561	146,200
Basic net income per share	$0.05	$0.12	$0.01	$1.38
Diluted net income per share	$0.05	$0.11	$0.00	$1.34

(a)	During the three months ended March 31, 2013, we reversed $157.5 million in valuation allowance related to deferred tax assets (see Note 10 - Income Taxes).

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	December 31, 2012 (b)	September 30, 2012	June 30, 2012	March 31, 2012
	(in thousands, except per share data)
Net revenue	$189,737	$198,303	$200,977	$189,779
Cost and expenses	495,388	173,393	186,105	185,835
Operating income/(loss)	(305,651)	24,910	14,872	3,944
Net income/(loss)	(314,629)	14,818	4,584	(6,511)
Basic net income/(loss) per share	$(2.96)	$0.14	$0.04	$(0.06)
Diluted net income/(loss) per share	$(2.96)	$0.14	$0.04	$(0.06)

(b)	During the three months ended December 31, 2012, we recorded non-cash impairment charges related to goodwill and intangible assets of $321.2 million (see Note 4 - Goodwill and Intangible Assets).

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. Subsequent Events

On February 10, 2014, the Company announced it entered into new multi-year global distribution agreements with Amadeus IT Group, S.A., Sabre Inc. and Travelport for the provision of technology and travel management solutions.

At the time of its initial public offering in 2007, the Company entered into a subscriber services agreement with Travelport that included certain exclusivity provisions for its global distribution services. From January 1, 2015, we will no longer be subject to these exclusivity provisions.

On February 28, 2014, the Company announced it acquired certain assets and contracts of the Travelocity Partner Network, which provides private label travel technology solutions for bank loyalty programs and online commerce sites. The acquisition price was not material.

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions	Balance at End of Period
	(in thousands)
Tax Valuation Allowance
Year Ended December 31, 2013	$296,808	$(165,764	)(a)	$(22,484	)(b)	$—	$108,560
Year Ended December 31, 2012	298,860	(530)		(1,522	)(b)	—	296,808
Year Ended December 31, 2011	312,520	1,651		(15,311	)(c)	—	298,860

(a)	Relates to the release of the valuation allowance on U.S. deferred tax assets.
(b)	Represents foreign currency translation adjustments to the valuation allowances, reclassification adjustments between our gross deferred tax assets and the corresponding valuation allowance and the effects of a U.K. tax rate change.
(c)	Includes a reduction of $12.0 million to the deferred tax asset in connection with a reduction of the tax sharing liability to the airlines. The remaining $3.3 million represents the combined effect of foreign currency translation adjustments, a reduction to the U.K. tax rate and other reclassification adjustments between the gross deferred tax assets and the corresponding valuation allowance.